UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Intraware, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

46118M 10 3

(CUSIP Number)

Melodie R. Rose, Esq.
Fredrikson & Byron, P.A.
4000 Pillsbury Center
200 South Sixth Street
Minneapolis, Minnesota 55402
(612) 492-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46118M 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Zomax Incorporated 41-1833089

2.	Check the Appropriate Box if a Member of a Group (See Instructions)*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,797,561

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,797,561

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,797,561

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) CO

Amendment No. 1 to
Schedule 13D dated August 12, 2002 and Filed August 22, 2002

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the Common Stock, $0.0001 par value per share, of Intraware, Inc. (“Intraware”).  The name and address of the principal executive offices of the issuer of such securities are Intraware, Inc., 25 Orinda Way, Orinda, California 94563.

Item 2.	Identity and Background
(a), (b) and (c):

Zomax Incorporated (“Zomax”), 5353 Nathan Lane, Plymouth, Minnesota 55442, is a Minnesota corporation, principally engaged as an international outsource provider of process management services.  Information is provided below with respect to persons who are executive officers and directors of Zomax.

James T. Anderson, Chairman and Director of Zomax, 5353 Nathan Lane, Plymouth, MN 55442;
Anthony Angelini, Chief Executive Officer, President and Director of Zomax, 5353 Nathan Lane, Plymouth, MN 55442;
Robert J. Rueckl, Executive Vice President and Chief Financial Officer and Secretary of Zomax, 5353 Nathan Lane, Plymouth, MN 55442;
Michael L. Miller, Executive Vice President Service Operations and Business Development of Zomax, 5353 Nathan Lane, Plymouth, MN 55442;
Phillip T. Levin, Director of Zomax, Chief Executive Officer of RNR, Inc., 7843 Ithaca Lane, North, Maple Grove, MN 55311;
Janice Ozzello Wilcox, Director of Zomax, Senior Vice President and Chief Financial Officer of Marquette Financial Companies, Inc., 60 S. Sixth Street, Suite 3800, Minneapolis, MN 55480;
Robert Ezrilov, Director of Zomax, Independent Consultant, 11706 Foxhall Road, Minnetonka, MN 55305;
Howard P. Liszt, Director of Zomax, Senior Fellow at University of Minnesota, 2462 Lafayette Road, Wayzata, MN 55391.
(d), (e) and (f) No change.
Item 3.	Source and Amount of Funds or Other Consideration
Not applicable
Item 4.	Purpose of Transaction
On April 28, 2004, Zomax sold an aggregate of 1,300,000 shares of Intraware Common Stock for $1.80 per share to five purchasers in a private transaction. Zomax acquired the shares of Intraware Common

Stock for investment purposes.  Based upon an evaluation of Intraware’s financial condition, market conditions and other factors Zomax may deem material, Zomax may seek to acquire additional shares of Intraware Common Stock in the open market or in private transactions, or may dispose of all or any portion of the shares currently owned.  Pursuant to the Purchase Agreement, Zomax has the right to (i) designate an observer or a representative to serve as a director on Intraware’s Board of Directors; (ii) purchase on a pro rata basis any shares of Intraware issued in an equity or debt financing of $750,000 or more and (iii) purchase up to 100% of shares of Intraware issued in an equity or debt financing of $750,000 or more at the per share selling price determined by Intraware plus a 15% premium, if the per share price (excluding the premium) would indicate a valuation of Intraware immediately prior to the issuance of such shares of $50 million or less.  These rights continue as long as Zomax holds five percent (5%) or more of the outstanding Intraware Common Stock and the strategic alliance agreement between Zomax and Intraware is in effect.  Except as set forth above, Zomax presently does not have any definitive plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but may, at any time and from time to time, review, reconsider and discuss with Intraware or others its position with respect to Intraware which could thereafter result in the adoption of such plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a)           Zomax is the beneficial owner of 4,797,561 shares of Common Stock of Intraware, which represents approximately 8.1% of the outstanding Common Stock of Intraware.  Robert J. Rueckl, Executive Vice President and Chief Financial Officer of Zomax, is the beneficial owner of 500 shares of Common Stock of Intraware, which stock was purchased by Mr. Rueckl on the open market prior to becoming an officer of Zomax and represents less than 1% of the outstanding Common Stock of Intraware.  To the knowledge of Zomax, no other person named in Item 2 beneficially owns any Intraware securities.

(b)           Zomax has the sole power to vote and the sole power to dispose of all shares of Intraware Common Stock beneficially owned by it.  Mr. Rueckl has the sole power to vote and the sole power to dispose of the shares of Intraware Common Stock he beneficially owns.

(c) Other than the transaction set forth in Item 3 above, neither Zomax nor the persons named in Item 2 effected a transaction in the Common Stock of Intraware during the past 60 days.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Voting Agreement dated August 12, 2002 between Zomax and Peter H. Jackson, Chief Executive Officer and President of Intraware (“Jackson”), Jackson has agreed to vote, during the term of the agreement, all of his shares of Intraware Common Stock to elect Zomax’s designee to the Intraware Board of Directors.

Pursuant to a Registration Rights Agreement dated August 12, 2002 between Zomax and Intraware, Intraware agreed to file a registration statement to register the 6,097,561 shares of Intraware Common Stock initially held by Zomax, which registration statement was filed and declared effective, with a prospectus dated September 26, 2003.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 -	Common Stock Purchase Agreement between Zomax and Intraware dated August 12, 2002 (Incorporated by reference to Exhibit 1 to Schedule 13D dated August 12, 2002 and filed August 22, 2002.)
Exhibit 2 -	Registration Rights Agreement between Zomax and Intraware dated August 12, 2002 (Incorporated by reference to Exhibit 2 to Schedule 13D dated August 12, 2002 and filed August 22, 2002.)
Exhibit 3 -	Voting Agreement between Zomax and Peter H. Jackson dated August 12, 2002 (Incorporated by reference to Exhibit 3 to Schedule 13D dated August 12, 2002 and filed August 22, 2002.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 12, 2004

ZOMAX INCORPORATED

		By:	/s/ Robert J. Rueckl
Robert J. Rueckl
Executive Vice President and Chief Financial Officer